GIX
Green Impact
Exchange

July 24, 2026

Securities and Exchange Commission
Division of Trading and Markets
Mail Stop 7010
100 F Street NE
Washington DC 20549

Re: Green Impact Exchange, LLC; Form 1 Amendment

Dear Trading and Markets Staff:

Pursuant to Rule 6a-2 under the Securities Exchange Act of 1934, on June 30, 2026, Green Impact Exchange, LLC ("GIX" or the "Exchange") filed an amendment to its Form 1 on file with the Securities and Exchange Commission ("Commission") and included updated Exhibits D, K, M and N to Form 1, as required by the rule.

With respect to Exhibit I, the Exchange advised the Commission that its independent certified public accountant was in the process of finalizing the audited financial statements of the Exchange as of December 31, 2025 and that they would be submitted to the Commission promptly after completion.

The audited financial statements are now complete and are enclosed with this letter, together with an updated Exhibit I.

Please contact me if you have any questions.

Sincerely,

James G. Buckley
Chief Regulatory Officer

Office: 646-512-9078
Mobile: 332-295-0232
jbuckley@tradegix.com
260 Madison Avenue,
Suite 8039
New York, NY 10016
www.tradegix.com

Exhibit I

26000353

Green Impact Exchange, LLC
Date of filing: July 24, 2026
Date as of which the information is accurate: July 24, 2026

Exhibit I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Enclosed are the audited financial statements of Green Impact Exchange, LLC for the fiscal year ending December 31, 2025, prepared in accordance with United States generally accepted accounting principles, together with a report prepared by an independent public accountant.

GREEN IMPACT EXCHANGE, LLC
(a wholly owned subsidiary of Green Exchange, PBC)

FINANCIAL STATEMENTS

DECEMBER 31, 2025

GREEN IMPACT EXCHANGE, LLC
(a wholly owned subsidiary of Green Exchange, PBC)
DECEMBER 31, 2025

TABLE OF CONTENTS

Ansel & Associates
CPAs

1131 Campus Drive West
Morganville, NJ 07751
vfgcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Management of
Green Impact Exchange, LLC
(a wholly owned subsidiary of Green Exchange, PBC)

Opinion

We have audited the accompanying financial statements of Green Impact Exchange, LLC (a wholly owned subsidiary of Green Exchange, PBC), which comprise the balance sheet as of December 31, 2025, and the related statements of income (loss), changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Green Impact Exchange, LLC (a wholly owned subsidiary of Green Exchange, PBC) as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Green Impact Exchange, LLC and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About Green Impact Exchange, LLC's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that Green Impact Exchange, LLC will continue as a going concern. As discussed in Note 5 to the financial statements, the company has not generated revenue and has experienced losses and negative cash flows. Green Impact Exchange, LLC is also dependent on its parent organization for funding future operations. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Impact Exchange, LLC's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Green Impact Exchange, LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Green Impact Exchange, LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Ansel & Associates CPAS LLP

Morganville, New Jersey

July 24, 2026

GREEN IMPACT EXCHANGE, LLC
BALANCE SHEET
DECEMBER 31, 2025

ASSETS

CURRENT ASSETS		
Cash	$	45,159
Prepaid expenses		33,969
TOTAL CURRENT ASSETS		79,128
OTHER ASSETS		
Phone deposit		12,000
TOTAL ASSETS	$	91,128

LIABILITIES AND MEMBER'S EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts payable, credit card payable and accrued expenses	$	298,915
MEMBER'S EQUITY (DEFICIT)		(207,787)
TOTAL LIABILITIES AND MEMBER'S EQUITY (DEFICIT)	$	91,128

See Accompanying Notes to the Financial Statements

GREEN IMPACT EXCHANGE, LLC
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2025

REVENUE	$ -
OPERATING EXPENSES	
Advertising	11,114
Bank charges	1,001
Charitable donation	3,116
Consulting	549,080
Exchange system conversion	230,176
Insurance	33,969
Meals	9,454
Memberships and subscriptions	21,333
Office expenses	14,487
Payroll expenses	2,010,264
Programs and software	140,582
Rent	20,768
Seminars and conferences	6,850
Telephone and communications	10,747
Travel	26,073
NET LOSS	$ (3,089,014)

GREEN IMPACT EXCHANGE, LLC
STATEMENT OF MEMBER'S EQUITY (DEFICIT)
FOR THE YEAR ENDED DECEMBER 31, 2025

	Paid-In Capital	Accumulated Deficit	Total Member's Equity (Deficit)
BALANCE, BEGINNING OF YEAR	$ -	$ -	$ -
Paid-in capital	2,881,227	-	2,881,227
Net loss	-	(3,089,014)	(3,089,014)
BALANCE, END OF YEAR	$ 2,881,227	$ (3,089,014)	$ (207,787)

GREEN IMPACT EXCHANGE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(3,089,014)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Increase in prepaid expenses		(33,969)
Increase in phone deposit		(12,000)
Increase in accounts payable, credit card payable and accrued expenses		298,915
NET CASH USED BY OPERATING ACTIVITIES		(2,836,068)
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Paid-in capital		2,881,227
NET CASH PROVIDED BY FINANCING ACTIVITIES		2,881,227
NET INCREASE IN CASH		45,159
CASH, BEGINNING OF YEAR		-
CASH, END OF YEAR	$	45,159

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Green Impact Exchange, LLC (the Company) is a Delaware limited liability company formed on February 20, 2023, and is a wholly owned subsidiary of Green Exchange, PBC (PBC), a Delaware public benefit corporation formed on January 21, 2022. The Company and PBC are nonpublic organizations.

Under the Company's operating agreement, PBC has exclusive and complete authority and discretion to manage the operations and affairs of the Company and to make all decisions regarding its business subject to the Company's Board of Directors' fiduciary and SEC regulatory oversight..

The Company's purpose is to operate an exchange and related market ecosystem intended to support capital formation and liquidity for emerging industrial sectors and growth-oriented small- and mid-cap companies. The Company's planned activities include infrastructure to support primary and dual listings, indices, market data, and equity-based products, including tokenized securities and real-world asset structures. The Company's focus sectors include energy, mobility, infrastructure, advanced manufacturing, natural resources, and related technology-enabled sectors.

The Company was granted a license by the Securities and Exchange Commission to run the exchange on April 11, 2025. The Company began organizing the exchange in 2025; however, the exchange had not commenced operations as of December 31, 2025.

NOTE 2 – BASIS OF PRESENTATION

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The accompanying financial statements are not consolidated with PBC. Only assets, liabilities, revenues, expenses, and cash flows directly related to the Company and its operations are included in the accompanying financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and reported amounts of expenses. Actual results could differ from those estimates.

Leases

The only lease that the Company has is a short-term operating lease. The Company has elected to apply the short-term lease exemption allowed by Accounting Standards Codification ("ASC") *Leases (Topic 842)* and has not recorded a right-of-use asset or lease liability. Total short-term lease cost for the year ended December 31, 2025, was $20,768 and that amount reasonably reflects the short-term lease commitments.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising

Advertising costs are expensed as incurred and totaled $11,114 for the year ended December 31, 2025.

Income Taxes

The Company is a disregarded entity for federal and state tax purposes. Income, if any, is taxed to PBC and no income tax provision is recognized by the Company.

Related Party Expense Allocations

PBC allocates costs to the Company when it pays directly for costs that are attributable to the Company's operations. All other costs of the Company are funded through cash contributions from PBC.

NOTE 4 – RELATED PARTY TRANSACTIONS

Activity started to be directed through the Company once the SEC license was granted as discussed in Note 1. The Company is funded entirely by PBC through paid-in capital contributions. The contributions will not be repaid and are reported as a component of member's equity in the accompanying financial statements.

During the year ended December 31, 2025, PBC allocated a total of $581,227 in expenses to the Company. The allocated expenses mainly consisted of salary and related expenses, consulting fees, and program and software expenses. In addition to the allocated expenses, PBC provided the company with $2,300,000 in cash contributions during the year ended December 31, 2025.

No amounts are due to or from PBC as of December 31, 2025.

NOTE 5 – GOING CONCERN CONSIDERATION

The financial statements of the Company have been prepared using generally accepted accounting principles applicable to a going concern which contemplates that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business.

In its development stage the Company has not generated revenue and has experienced losses and negative cash flows from operations since inception. These circumstances indicate substantial doubt as to the ability of the Company to continue as a going concern through July 24, 2027 (within one year from issuance of these financial statements). In order to finance its business strategy, operations and growth, Management plans to generate revenue by operating the exchange and to obtain additional funding from its parent organization. Failure to obtain this additional funding would be detrimental to the Company. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result from the outcome of these uncertainties.

NOTE 6 – SUBSEQUENT EVENTS

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the financial statements through July 24, 2026, which is the date that the financial statements were available to be issued.